UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: November 12, 2008

<u>PLANKTOS CORP.</u>

(Exact name of registrant as specified in its charter)

<u>NEVADA</u>

(State or other jurisdiction of incorporation or organization)

<u>000-28429</u>   <u>68-0423301</u>
(Commission File Number)   (IRS Employer Identification Number)

Enrique J. Lõpez de Mesa, Chief Executive Officer

<u>73200 El Paseo, Ste #2H, Palm Desert, CA 92260</u>
(Address of principal executive offices)

<u>(760) 773-1111</u>
(Registrant's telephone number, including area code)

<u>n/a</u>
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.01   CHANGES IN CONTROL OF REGISTRANT

On November 12, 2008 Maidon Services Limited ("Maidon") purchased 45,00,000 shares or 53.1% of the common stock of Planktos Corp. (the "Company") from Solar Energy Limited ("Solar") pursuant to the terms and conditions of a Purchase Agreement dated August 28, 2008 for cash consideration of $200,000 of which $125,000 was delivered on the closing date. The remainder of the purchase price is due within fourteen months and can be converted at Solar's option into shares of the Company at $0.25 per share.

The source of funds used by Maidon for the purchase of the shares of the Company's common stock was from general working capital.

Pursuant to the Purchase Agreement, the sole director of the Company will resign subsequent to the nomination and appointment of new directors.

The following table sets forth certain information concerning the ownership of the Company's 84,751,838 shares of common stock issued and outstanding as of December 15, 2008, with respect to: (i) all directors; (ii) each person known by us to be the beneficial owner of more than five percent of our common stock; and (iii) our directors and executive officers as a group.

Names and Addresses of Managers and Beneficial Owners	Title of Class	Number of Shares	Percent of Class
Michael Gobuty 73200 El Paseo, Ste #2H Palm Desert, CA 92260	Common	0	0%
Maidon Services Limited GIPS-BLOK SP.Z.O.O Smiata 4 – 18 lok 98 01-523 Warsaw, Poland	Common	45,000,000	53.1%
Officer and Directors as a Group	Common	0	0%

ITEM 5.02   DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS

(b)   Effective December 15, 2008, the Company's board of directors accepted the resignation of Enrique J. Lõpez de Mesa as the Company's chief executive officer, chief financial officer and principal accounting officer.

(c)   Effective December 15, 2008, the board of directors appointed Michael James Gobuty as chief executive officer, chief financial officer and principal accounting officer.

Mr. Gobuty has been retired for several years. Previously, he had been an international garment industry consultant based upon his decades of leather outerwear and sportswear manufacturing experience. He has been active in the hockey world as a team president and owner as well as an association executive. He has also been a financer and developer of condominiums. Mr. Gobuty is also an officer and director of Solar Energy Limited (September 2008 to present). Mr. Gobuty received his BA from the University of Winnipeg.

The Company has not entered into any related party transactions with Mr. Gobuty or any employment agreement in connection with Mr. Gobuty's appointments.

ITEM 7.01   REGULATION FD DISCLOSURE

The information contained herein includes a press release attached as *Exhibit 99* which is incorporated by reference into this Item 7.01 in satisfaction of the public disclosure requirements of Regulation FD. This information is "furnished" and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or otherwise subject to the liabilities of that section. However, this information may be incorporated by reference in another filing under the Securities and Exchange Act of 1934 or the Securities Act of 1933 only if, and to the extent that, such subsequent filing specifically references the information incorporated by reference herein.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(c)   The following exhibits are filed herewith:

Exhibit No.   Description

99   Press release announcing Solar's sale of the Company's common stock to Maidon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Planktos Corp.

By: /s/ Michael James Gobuty   December 15, 2008
Name: Michael James Gobuty
Title: Chief Executive Officer

Exhibit 99

SOLAR SELLS CONTROLLING INTEREST IN PLANKTOS CORP.

December 10, 2008 – Palm Desert, California - Solar Energy Limited (OTCBB "SLRE") ("Solar") announced today that it has sold its controlling interest in Planktos Corp. (Pink Sheets "PLKT") to Maidon Services Limited. The purchase price was $200,000 of which $125,000 was paid on closing and the remainder with the delivery of a convertible promissory note of $75,000 payable within fourteen months of the transaction. Maidon is a private company incorporated in Nicosia, Cyprus.

Solar continues to explore prospective business opportunities and intends to transition to operations in the New Year.

Solar's corporate office has moved to Palm Desert, California.

Forward Looking Statements

A number of statements contained in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. A safe-harbor provision may not be applicable to the forward-looking statements made in this press release because of certain exclusions under Section 27A(b). These forward-looking statements involve a number of risks and uncertainties, including the sufficiency of existing capital resources, and uncertainties related to the development of Solar's business model. The actual results that Solar may achieve could differ materially from any forward-looking statements due to such risks and uncertainties. Solar encourages the public to read the information provided here in conjunction with its most recent filings on Form 10-K and Form 10-Q. Solar's public filings may be viewed at www.sec.gov.

Solar Energy Limited
Contact:

Michael Gobuty, Chief Executive Officer
Phone: (760) 773-1111